UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 28, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITEIS EXCHANGE ACT OF 1934

Idenix Pharmaceuticals, Inc.

File No. 5-79969 – CF # 28769

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        Novartis AG and Novartis Pharma AG submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Schedule 13D/A filed on August 10, 2012 relating to their beneficial ownership of common shares of Idenix Pharmaceuticals, Inc.

        Based on representations by Novartis AG and Novartis Pharma AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2 through August 8, 2022

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Michele M. Anderson
                         Chief, Office of Mergers and Acquisitions